FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material fact dated November 27, 2014.

MATERIAL FACT

Banco Santander, S.A. informs that all of its shares have been admitted to trading on the Warsaw Stock Exchange. They will start trading on 3 December 2014.

Boadilla del Monte (Madrid), 27 November 2014

THESE MATERIALS ARE NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR IN OTHER COUNTRIES WHERE THE PUBLIC DISSEMINATION OF THE INFORMATION CONTAINED HEREIN MAY BE RESTRICTED OR PROHIBITED BY LAW.

This document (and the information contained herein) does not represent and is not an offer to sell or subscribe for the shares of Banco Santander, S.A. (the “Company”) or a solicitation to purchase or subscribe for such shares on the territory of the European Economic Area (in particular the Republic of Poland), in the United States of America, Australia, Canada or Japan, or in any other jurisdiction where such an offer or solicitation would breach the applicable laws and regulations. The information memorandum (the “Information Memorandum”) prepared in connection with seeking the admission and introduction of the Company’s securities to trading on the Warsaw Stock Exchange (“WSE”) (the “Admission”) on the basis of Art. 39, par 2, in connection with Art. 7 par. 15 point 3) of the Polish Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organised Trading, and Public Companies of 29 July 2005 and the Ordinance of the Polish Minister of Finance of 8 August 2013 on the Detailed Conditions that Should Be Satisfied by an Information Memorandum referred to in Article 39 of the Polish Act on Public Offering, together with any other statutory required disclosure, is the sole legally binding document containing information on the Admission. For the purposes of the Admission, the Company has made the Information Memorandum available on the Company’s website (www.santander.com) on 21 November 2014, together with any required supplement.

These materials are not an offer of securities for sale in the United States. There will be no public offering of the securities in the United States.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: November 28, 2014	By:	/s/ José Antonio Álvarez
	Name:	José Antonio Álvarez
	Title:	Chief Executive Officer